UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of July 2013

Commission File Number 000-25383

Infosys Limited
(Exact name of Registrant as specified in its charter)

Not Applicable.
(Translation of Registrant's name into English)

Electronics City, Hosur Road, Bangalore - 560 100, Karnataka, India. +91-80-2852-0261
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

TABLE OF CONTENTS

DEPARTURE OF EXECUTIVE OFFICER
SIGNATURES

Departure of Executive Officer

Infosys Limited, a company organized under the laws of the Republic of India ("Infosys", or the "Company"), hereby files with the United States Securities and Exchange Commission this Report on Form 6-K.

This Report on Form 6-K shall be deemed to be incorporated by reference into the Company's registration statements under the Securities Act of 1933, as amended.

On July 8, 2013, Mr. Basab Pradhan, Senior Vice President - Head of Global Sales, Marketing and Alliances, Member, Executive Council conveyed his intention to resign from the Company, effective July 12, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly organized.

Infosys Limited /s/ S. D. Shibulal

Date: July 11, 2013	S. D. Shibulal Chief Executive Officer